Mail Stop 4561

January 12, 2009

By U.S. Mail and Facsimile to (973) 694-3114

Nandini Mallya
Vice President and Treasurer
Lincoln Park Bancorp
31 Boonton Turnpike
Lincoln Park, NJ 07035

> **Re:** **Lincoln Park Bancorp**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 000-51078**

Dear Ms. Mallya:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13

Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Loans Receivable, page 22

1.   Please tell us and revise your future filings to disclose where you record the provision for uncollected interest in your income statement.

Allowance for Loan Losses, page 23

2. We note your policy that payments received on impaired loans are applied first to interest income and then to principle. Please revise your future filings to disclose how you have determined that accrued interest on impaired loans was both earned and realizable considering your doubt about the collectability of both principle and interest according to the contractual terms of the loan. Additionally, please tell us how you determined that your interest income was not materially overstated given your doubts regarding the collectability of all amounts due.

Note 4 – Securities Available for Sale, page 28

3. Please address the following regarding your unrealized losses on investment securities:

    - Please revise your future filings to more clearly disclose the nature of the securities that are in an unrealized loss position and how you determined that they were not other than temporarily impaired.

    - In light of the current market conditions and the significance of your unrealized losses, please revise your future interim filings to provide updated disclosures on your investment portfolio.

    - Please tell us how you determined that your equity securities that were in an unrealized loss position as of December 31, 2007 were not other than temporarily impaired. Please update this analysis for each quarterly reporting period through December 31, 2008.

    - Tell us the nature of the equity securities as well as the extent to which you intend to record impairments on certain of those securities during the fourth quarter of 2008.

    - For the equity securities that in an unrealized loss position and are not expected to be written down during the fourth quarter, please provide us with your detailed analysis that led you to determine that such securities were not other than temporarily impaired under the applicable accounting literature. Specifically identify the accounting literature you relied on to support your analysis. This analysis should address the projected timeframe for recovery of those securities.

    - Please provide us with your proposed disclosures.

Note 12 – Income Taxes, page 38

4.   Please revise your future filings to disclose the nature of the surtax disclosed in
        your reconciliation of the federal statutory rate to your effective tax rate.
        Considering the material nature of this item on your overall income tax expense,
        please revise management's discussion and analysis to discuss whether you
        anticipate this benefit to be recurring in future periods.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please provide us with copies of your
proposed revisions to your future filings. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief